Exhibit 99.1

EQONEX Weighs Strategic Options; Replaces CEO Richard Byworth

SINGAPORE – December 20, 2021 – EQONEX Limited (NASDAQ: EQOS), a digital assets financial services company, today announced that its Board of Directors (the “Board”) is engaged in a broad review of the strategic direction of the company. The Board has determined that Richard Byworth, Chief Executive Officer, will step down with immediate effect. Andrew Eldon, Chief Operating Officer has been appointed interim Chief Executive Officer and will be joining the Board.

Additionally, the EQONEX Board is engaged in ongoing strategic discussions with third parties including the evaluation of merger or takeover options.

Chi-Won Yoon, Chairman of EQONEX said today, “We are actively progressing strategic opportunities we believe will be transformational to our business. Andrew has a clear understanding of our mission and will bring considerable energy and experience to his expanded role. Andrew’s focus in the short-term will be on operational execution, ensuring EQONEX delivers on existing plans and maximises current opportunities.”

Andrew Eldon is an experienced senior executive with a track record in building and scaling digital businesses, operations, product development, product, and digital marketing and strategy design. He joined EQONEX from HSBC, where he most recently served as Group Head of Customer Growth & Advocacy and built and scaled PayMe – HSBC’s award-winning payments app with over 2.5 million customers. Prior to HSBC, he worked in senior marketing, advisory and consulting roles in the retail, eCommerce, and professional services sectors.

About EQONEX

EQONEX is a NASDAQ-listed digital assets financial services company focused on fairness, governance and innovation. The group encompasses cryptocurrency exchange EQONEX as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform, Access Trading, a securitization advisory service, EQONEX Capital, market leading hot and cold custodian Digivault and asset manager Bletchley Park.

For more information visit: https://group.eqonex.com/

Follow EQONEX on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

Forward-Looking Information

Any forward-looking statements in this press release are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting EQONEX. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of EQONEX to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

Contacts

Press Contact:

Kristen Kaus

kristen.kaus@eqonex.com

Investor Relations:

Christian Arnell

ir@eqonex.com

Gateway Investor Relations:

Matt Glover or John Yi

eqonex@gatewayir.com